April 25, 2008

VIA EDGAR AND U.S. MAIL

Mr. Benjamin Phippen

Staff Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, DC 20549

Re:	Waccamaw Bankshares, Inc., Whiteville, North Carolina

Item 4.01, Form 8-K filed April 11, 2008

File No. 001-33046

Dear Mr. Phippen:

We have received your letter dated April 16, 2008 regarding the above-referenced filing of Waccamaw Bankshares, Inc., Whiteville, North Carolina (the “Registrant”) pursuant to the Securities Exchange Act of 1934 (the “Exchange Act”).

The numbered paragraphs below correspond to those in your letter dated April 16, 2008.

1. Paragraph two of Item 4.01 on our Form 8-K filed April 11, 2008 has been amended to cover any subsequent interim period from the date of the last audited financial statements to April 7, 2008, the date of dismissal.

A marked copy of our revised Item 4.01 is below:

Item 4.01	Changes to Registrant’s Certifying Accountant

On April 7, 2008, Waccamaw Bankshares, Inc. (the “Registrant”) dismissed its independent accountant, Elliott Davis, PLLC (“Elliott Davis”), who had been engaged previously as the principal accountant to audit the Registrant’s financial statements. Elliott Davis’s reports on the financial statements of the Registrant for the past two years do not contain an adverse opinion or a disclaimer of opinion and are not qualified or modified as to uncertainty, audit scope or accounting principles. The decision to dismiss Elliott Davis was recommended and approved by the Audit Committee of the Registrant.

During the Registrant’s two most recent fiscal years and during the period from December 31, 2007 until April 7, 2008, the date of dismissal, there were no disagreements with Elliott Davis on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

The Registrant has sent this report on Form 8-K, as amended, to Elliott Davis and has asked that Elliott Davis furnish the Registrant with a letter addressed to the Commission stating whether it agrees with the Registrant’s disclosure contained herein. ~~Upon receipt of that letter, t~~The Registrant ~~shall~~ has filed that letter as an exhibit to this 8-K.

As of April 7, 2008, the Registrant hired Dixon Hughes PLLC to be its independent accountant on a going-forward basis.

2. We have received and are filing as Exhibit 16 a letter from our former accountants stating whether they agree with the statements made in our 8-K, as originally filed on April 11, 2008 and as amended and filed on April 25, 2008.

In connection with the above responses, the Registrant acknowledges the following:

•	It is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to any filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance in helping the Registrant to enhance the disclosure contained in its filings under the Exchange Act.

Please feel free to contact me at (910) 641-0044 if you have questions or concerns.

Sincerely,

/s/ James G. Graham
James G. Graham
President and Chief Executive Officer
Waccamaw Bankshares, Inc.

cc:	Phillip B. Kennedy, Esq.